UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 22, 2010

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EUROPEAN COMMISSION HAS COMPLETED MONITORING OF MECHEL’S STEEL SUBSIDIARIES IN
ROMANIA
Moscow, Russia – September 22, 2010 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, reports compliance of its Romanian steel subsidiaries with the viability benchmarks established by the European
Commission within the framework of the Romanian steel industry restructuring strategy.
The European Commission monitored Mechel Targoviste and Mechel Campia Turzii in the period from 2004 to 2008, as soon as state aid was granted for both plants in the course of privatization. The state aid was provided in the way of writing-off the plant’s historical debts. The Commission monitored certain parameters of the companies’ activity, including: labour efficiency increase, reduction of materials consumption, manpower optimization, modernization of production facilities, and compliance with the EU environmental standards.
The European Commission’s final report has confirmed compliance of Mechel
Targoviste and Mechel Campia Turzii with all the key benchmarks required.
Andrey Deineko, Chief Executive Officer of Mechel-Steel Management OOO,
commented on the event:
“The European Commission confirmed our Romanian subsidiaries’ compliance with the key restructuring benchmarks and this means that we would not have to pay back the state aid that had been granted to us during the privatization period.
Thus, we may say about high efficiency of our Romanian subsidiaries’ development strategy. The company invested over US$100 million in Mechel Targoviste and
Mechel Campia Turzii between 2004 and 2008 which is 1.5 times above the level of investments specified by the EU. Owing to the crisis the subsidiaries’
performance in 2008 was worse than we had expected. We plan to reach the pre-crisis production levels by the end of 2010. We shall also continue our started modernization programme, the main aim of which is new technologies implementation in steel-smelting and rolled products sectors and increase in output of high value added products.”
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: September 22, 2010	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO